APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sconi Boys

Profit and Loss

January 1 - December 30, 2020

	TOTAL
Income	
Services	23.97
Total Income	**$23.97**
GROSS PROFIT	**$23.97**
Expenses	
Total Expenses	
NET OPERATING INCOME	**$23.97**
NET INCOME	**$23.97**

Sconi Boys

Balance Sheet

As of December 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America MAIN	182.95
Total Bank Accounts	**$182.95**
Accounts Receivable	
Accounts Receivable (A/R)	-182.95
Total Accounts Receivable	**$ -182.95**
Other Current Assets	
Payments to deposit	23.97
Total Other Current Assets	**$23.97**
Total Current Assets	**$23.97**
TOTAL ASSETS	**$23.97**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	23.97
Total Equity	**$23.97**
TOTAL LIABILITIES AND EQUITY	**$23.97**

Sconi Boys

Profit and Loss

January 1 - December 29, 2021

	TOTAL
Income	
Sales (deleted)	30,923.00
Total Income	**$30,923.00**
Cost of Goods Sold	
Cost of goods sold	414.00
Supplies & materials	95.88
Total Cost of goods sold	**509.88**
Total Cost of Goods Sold	**$509.88**
GROSS PROFIT	**$30,413.12**
Expenses	
Contract labor	95.00
General business expenses	
Bank fees & service charges	19.95
Total General business expenses	**19.95**
Office expenses	17.83
Software & apps	90.93
Total Office expenses	**108.76**
Operating expense	70.33
PayPal Fees	15.16
Supplies	55.89
Total Expenses	**$365.09**
NET OPERATING INCOME	**$30,048.03**
NET INCOME	**$30,048.03**

Sconi Boys

Balance Sheet

As of December 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	29,487.40
Total Bank Accounts	**$29,487.40**
Total Current Assets	**$29,487.40**
TOTAL ASSETS	**$29,487.40**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner draws	-560.63
Retained Earnings	
Net Income	30,048.03
Total Equity	**$29,487.40**
TOTAL LIABILITIES AND EQUITY	**$29,487.40**

I, Aryn Amber Pipkin, certify that:

1. The financial statements of Amber Kendall Consultants LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Amber Kendall Consultants LLC included in this Form reflects accurately the information reported on the tax return for Amber Kendall Consultants LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _____

Name: Aryn Amber Pipkin

Title: Co-Founder